Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on July 20, 2011. Common/Preferred shareholders voted as indicated below:

	Affirmative	Withheld Authority
Election of Bradford K. Gallagher - Class II to serve until 2014	51,676,124	1,269,719
Re-election of James A. Jacobson* - Class II to serve until 2014	7,924	82
Election of Deborah A. Zoullas - Class II to serve until 2014	51,671,466	1,274,377

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess, John C. Maney†, William B. Ogden, IV and Alan Rappaport* continued to serve as Trustees of Convertible & Income II.
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*Preferred Shares Trustee
†Interested Trustee